788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 16-333
November 29, 2016

Platinum Group Metals 2016 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the year ended August 31, 2016 and provides recent highlights and outlook. For details of the consolidated financial statements (the “Financial Statements”), Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended August 31, 2016, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

During 2016 the Company completed construction at the Maseve platinum and palladium mine (the “Maseve Mine”) and has moved into the ramp up stage of production. During 2016 the Company also advanced its large Waterberg platinum discovery. After the Company’s August 31, 2016 fiscal year end, on October 19, 2016, the Company declared initial reserves and announced the positive findings of an independent pre-feasibility study for the Waterberg Project funded by partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

The Company’s cash position at August 31, 2016 was US$16.45 million, while at present the Company holds approximately US$28.5 million in cash. The Company holds cash in Canadian dollars, United States dollars and South African Rand and changes in exchange rates may create variances in the cash holdings reported. All amounts herein are reported in United States dollars unless otherwise specified.

Recent Highlights

US $40 Million Public Offering - On November 1, 2016, the Company announced the closing of a previously announced public offering of common shares. The Company issued 22,230,000 common shares at a price of US$1.80 per share, for aggregate gross proceeds of approximately US$40.0 million. BMO Capital Markets and RBC Dominion Securities Inc. acted as the underwriters and agreed to buy the shares on a bought deal basis. The net proceeds of the November 2016 Offering are for underground development and production ramp-up of the Maseve Platinum Mine, working capital during start-up, and general corporate purposes. US$2.5 million of the net proceeds was used to repay one half of a US$5.0 million second advance received by the Company from the Sprott Resource Lending Partnership, among other lenders (“Sprott”). The November 2016 offering was made pursuant to an effective shelf registration statement previously filed on October 14, 2016 with the SEC and a corresponding Canadian base shelf prospectus filed with the securities regulatory authority in each of the provinces of Canada, except Quebec. In relation to the offering, a prospectus supplement to the base shelf prospectus was filed on October 25, 2016 with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec.

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Waterberg Pre-Feasibility Study Reserve and Resource Estimate - On October 19, 2016, the Company announced positive results from an independent pre-feasibility study for the Waterberg Project and an initial reserve of 12.32 million ounces platinum, palladium, rhodium and gold (100% basis, 102.7 M tonnes, 2.5 g/t Cut off, 3.73 g/t 4E - 1.11 g/t Pt, 2.29 g/t Pd, 0.04 g/t Rh, 0.29 g/t Au) as well as an updated mineral resource estimate. See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.

US$5.0 Million Second Advance - On October 12, 2016, the Company announced a US$5.0 million second advance (the “Second Advance”) from Sprott. The original Sprott Facility (as defined below), pursuant to which US$40 million was advanced to the Company on November 20, 2015, was amended and restated to reflect the Second Advance. Interest will accrue and become payable to Sprott monthly on any outstanding principal related to the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Under the amended terms, Sprott could elect for early repayment of the Second Advance from the proceeds of an equity or debt financing by the Company prior to December 31, 2017. On November 2, 2016 Sprott elected for early repayment of US$2.5 million of the Second Advance from the proceeds of the Company’s November 1, 2016 offering (see above). The remaining US$2.5 million principal balance of the Second Advance is to be repaid in six equal, monthly instalments commencing on July 31, 2017, provided that if the Company or any of its subsidiaries closes one or more equity or debt financings (other than intercompany financings) on or before December 31, 2017, Sprott may elect to require the proceeds of such financings, net of reasonable financing costs, to be paid to Sprott in repayment of the remaining outstanding amount of the Second Advance. In consideration of the Second Advance, as a fee, the Company issued Sprott 113,963 common shares of the Company at a price of CDN$3.2428 per share, less a ten percent discount.

Amendment to Loan Facilities - On September 19, 2016, the Company announced that Sprott and Liberty Metals and Mining Holdings, LLC (“LMM”) had agreed to amend certain terms to the Sprott Facility and the LMM Facility (both as defined below). Sprott agreed to defer 12 planned monthly repayments of the original US$40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of its original US$40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM also agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. During the additional twelve-month period, interest will continue to be accrued monthly and capitalized to principal. Sprott and LMM both agreed to reset agreed monthly production covenants so that month one of production will be October, 2016. In consideration of the amendments, the Company issued 801,314 common shares of the Company as directed by the Sprott and 801,314 in common shares of the Company to LMM. The shares were priced at CDN$3.66 per share, less a ten percent discount.

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US$33.0 Million Public Offering – On May 26, 2016 the Company announced the closing of a previously announced public offering of common shares. The Company issued 11,000,000 shares at a price of US$3.00 per share, for aggregate gross proceeds of US$33 million. BMO Capital Markets, RBC Dominion Securities Inc. and Macquarie Capital Markets Canada Ltd. acted as the underwriters and agreed to buy the offered shares on a bought deal basis. The net proceeds of the offering were used for underground development and the ramp-up of production at the Maseve mine. The shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

LMM Facility and Sprott Facility Amended – On May 5, 2016 the Company announced that the US$40 million LMM Facility and the US$40 million Sprott Facility were each amended effective May 3, 2016. Under the amendments, the provision whereby Maseve must reach and maintain on a three-month rolling average at least 60% of planned production for a three-month period was extended and the provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production was also extended. In consideration of the amendments the Company issued 131,654 common shares of the Company to Sprott and 131,654 common shares of the Company to LMM priced at CDN$4.18 per share, less a seven and one-half percent discount.

Maseve Mine Commissioning - On February 9, 2016 the Company reported that operations at the Maseve Mine had successfully completed a 72-hour run test during hot commissioning of its concentrator plant and the mine produced its first concentrate for delivery to the Anglo Platinum Waterval smelter 40 km to the south of the mine.

US$40 Million Sprott Facility – On November 20, 2015, the Company drew down US$40 million from a working capital facility provided by Sprott (the “Sprott Facility”). The Company issued 348,584 common shares to Sprott in connection with its draw down of the facility at a deemed price of CDN $3.045 per share. The Sprott Facility bears interest at 8.5% over US Libor. Sprott, in first lien position, agreed to amend its original terms and enter into an inter-creditor agreement to allow for a second lien position for the LMM Facility. The Sprott Facility was later amended in May, 2016 and September, 2016, and amended and restated in October, 2016 (see above).

US$40 Million LMM Facility – On November 20, 2015, the Company also drew down US$40 million from a working capital facility provided by LMM (the “LMM Facility”). The Company issued 348,584 common shares to LMM with its draw down of the LMM Facility at a deemed price of CDN $3.045 per share. The LMM Facility bears interest at 9.5% over US Libor. In relation to the LMM facility, the Company also entered into a life of mine production payment agreement whereby LMM will receive a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve mine. The LMM Facility was later amended in May, 2016 and September, 2016 (see above).

Results For The Year Ended August 31, 2016

During the year ended August 31, 2016, the Company incurred a net loss of $36.65 million (August 31, 2015 – net loss of $3.97 million). General and administrative expenses during the year were $5.42 million (August 31, 2015 - $6.89 million), gains on foreign exchange were $1.66 million (August 31, 2015 – $8.88 million) while stock based compensation expense, a non-cash item, totalled $0.15 million (August 31, 2015 - $1.16 million). At August 31, 2016, the Company recognized an impairment charge against the carrying value of the Maseve Mine in the amount of $41.37 million (August 31, 2015 – nil), which was partially offset by a $7.49 million deferred income tax recovery (August 31, 2015 – $1.09 million expense). Finance income consisting of interest earned and property rental fees in the year amounted to $1.13 million (August 31, 2015 - $3.78 million). Loss per share for the year amounted to $0.26 as compared to a loss of $0.05 per share for fiscal 2015.

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Accounts receivable at August 31, 2016 totalled $6.09 million while accounts payable and accrued liabilities amounted to $16.92 million. Accounts receivable were comprised of amounts receivable on sale of concentrate, value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract development and mining fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

Total expenditures by the Company for development, construction, equipment and other costs for the Maseve Mine during the year totaled approximately $143 million. Initial proceeds from Maseve Mine concentrate sales before commercial production are treated as a reduction in project capital cost, with $9.3 million being recognized in the year ended August 31, 2016.

Total expenditures on the Waterberg projects for the year were approximately $7.2 million, all of which was funded by joint venture partner JOGMEC.

Production at the Maseve Mine is behind schedule due to challenges related to the ramp up of stoping tonnes, resulting in a loss of planned revenue from operations. Difficulties and delays were caused in part by poor contractor performance and late completion underground infrastructure, causing bottlenecks in the movement of waste and ore out of the mine. Feed to the plant since commissioning has been substantially comprised of low grade development stockpiles and a combination of mined stoping tonnes and development tonnes from primary headings where the Merensky Reef, (“MR”) is present. Looking forward, MR tonnes mined are scheduled to increase as key mining blocks are accessed, developed and stoped. The delays in development and stoping have delayed production, which will have a negative impact on working capital requirements until sufficient mined material is produced to allow mine operations to generate positive cash flow. See “Risk Factors” in the Company’s 2016 Annual Information Form.

For more information on mineral properties, see Notes 4 and 5 of the Financial Statements.

Outlook

The Company’s key business objectives for fiscal 2017 will be to safely ramp-up the Maseve Mine and to advance the Waterberg Project through feasibility and into preparations for a mining right application.

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At the time of writing the Company is in process to change underperforming contractors, increase stope mining, reduce contractor redundancy, improve efficiencies and reduce costs. The Maseve Mine has demonstrated good grade thickness confirmation to block model estimates and good recovery to design specifications. At present good progress is being made accessing Block 11 and mined tonnage from this important block is beginning to come on line. Block 11 is modelled to be flat dipping with good grade and thickness and is the most important block to the near term mine plan.

In recent weeks a much-publicized safety blitz in the Northwest Region by the inspectorate branch of the South African Department of Mineral Resources resulted in intermittent section 54 work stoppages at the Maseve Mine, causing a loss of some planned production. Concerns raised by the DMR have been addressed and the Company is focused on safely increasing mined tonnage at grade from planned blocks while at the same time reducing costs.

Recent improvement to the market price for palladium has created an increased interest in the Waterberg Project.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has expanded its exploration and development efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
               R. Michael Jones, President
               or Kris Begic, VP, Corporate Development
               Platinum Group Metals Ltd., Vancouver
               Tel: (604) 899-5450 / Toll Free: (866) 899-5450
               www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds of financings; repayment of indebtedness; ramp up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; the potential to change underperforming contractors, increase mining, reduce contractor redundancy, improve efficiencies and reduce costs; advancing the Waterberg Project through feasibility and into preparations for a mining right application; and the Company’s plans and estimates regarding exploration, studies, development, construction, production and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s discretion in the use of proceeds of financings; risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

This press release also includes a reference to mineral resources and mineral reserves on the Waterberg Project. The estimation of resources and reserves is inherently uncertain and involves judgement. Mineral resources that are not reserves do not have demonstrated economic viability. Judgements associated with geology, tonnage grades in place and that can be mined may prove to be unreliable and inaccurate. Fluctuations in metals prices, exchange rates, labour costs and government regulations among other things may materially affect resources and reserves. The company does not yet have a right to mine the reported resources and reserves and there can be no assurance that the company will convert its prospecting permits to a mining right.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.